SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 8th, June 2006

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           Twin Mining Corporation

                                         (Registrant)

Date June 14th, 2006

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

 Web-site:www.twinmining.com  E-mail: info@twinmining.com

Press Release

Toronto, June 8th, 2006

Twin Mining files TORNGAT 43-101 Technical Report as part of creating

New Diamond Exploration Venture

Twin Mining Corporation (“Twin Mining”) (TSX-TWG) is pleased to announce that, in addition to the Jackson Inlet 43-101 Technical Report, MPH Consulting Limited (“MPH”) has now completed the TORNGAT 43-101 Technical Report*. The report was prepared as a prerequisite of the earlier announced proposal to spin-off Twin Mining’s 100 percent owned diamond assets to a subsidiary with the objective to increase their visibility and better unlock their value.

MPH in the Technical Report reached the following conclusions (among others):

“MPH is of the opinion that there have been some very important accomplishments namely:

•

Mineral chemistry work on character samples taken from the five mini-bulk sample sites, as well as three further samples from the 2nd AD-2 bulk sample, are demonstrating conclusively that the dyke at these localities has sampled diamond-bearing mantle, and most critically in MPH’s opinion, that mineral chemistry is an effective tool for prioritizing areas of the dyke system with better grade potential.”

•

“The 341t sample did however deliver some 1,543 small macrodiamonds and a relatively flat size-frequency distribution curve, with the largest weighing 0.685 carat and was therefore of some value in demonstrating that commercial diamonds are present at TORNGAT and larger stones can be expected.”

•

“MPH has concluded that several areas thus far identified by Twin Mining show indications of being significantly better in terms of grade, then those sites mini-bulk sampled thus far by the company. The large existing sample material database allows for these zones to be better understood with further analytical studies, prior to fieldwork.”

•

“Phase 1 – Pre-field Analytical Studies: A priority in MPH’s opinion is to immediately examine any remaining microdiamond residues for signs of inefficient dissolution, and construct the statistical database that will allow for better interpretation of the results to date, and all on-going microdiamond work. All should be reprocessed by a 2nd facility.”

Phase 1 Budget Total - $360,000

•

“Phase 2 – Field Exploration: Assuming continued success above with Phase 1, which should be pragmatically defined as expert independent grade estimates of >50cpht based on the combined KIM/petrographic/microdiamond data for each zone, MPH anticipates that several zones may be deemed of high interest, and therefore warrant further exploration. This should comprise three main functions namely:

□   Mini-bulk sampling each with small 10t samples for comparative purposes with the present database of sites, with the 2006 samples taken from the absolute best microdiamond site in each zone.

□ Low level, high-resolution geophysics to ascertain whether any parallel dykes are nearby, and whether blows etc. exist particularly at some of the offset locations which is common with these deposits.

□  A limited core drilling program of say 1,000m per zone to test for depth continuity to 200m and with sampling, grade variations and KIM changes, with depth. Also 500m of coring should be reserved for testing airborne targets with short holes. It would be very useful as well if this program encompasses sampling and mapping of the exposure of TORNGAT 1 dyke on the fjord face, from site DD to the AD-6 high-grade microdiamond sample. This can be accomplished with proper equipment by lowering men from the top.”

Phase 2 Budget Total - $1,550,000

“This program should be definitive in terms of better establishing the economic potential of the TORNGAT dyke system, and in establishing the best possible site for further work which would include delineation drilling and larger bulk samples in order to construct the first resource estimate(s).”

Howard Coates of MPH, a qualified person under National Instrument 43-101 has verified the contents of this release relating to the Technical Report.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic, the advanced development stage Atlanta Gold Mine in Idaho, U.S.A. and the Abitibi gold properties under exploration in Quebec.

For further information contact:

Hermann Derbuch, P.Eng.,

Chairman, President & CEO, Twin Mining Corporation

Tel.:(416) 777-0013   Fax: (416) 777-0014 E-mail: info@twinmining.com

Badshah Communications Group Ltd.

Tel.: (604) 408.7522   or Toll Free: 1 866 857 7522

Fax: (604) 408.7528    E-mail: anwarbad@hotmail.com

*  Twin Mining’s 43-101 Technical Report on the TORNGAT diamond project, Ungava Bay, Quebec and other public documents are available at www.sedar.com or at the Company's website:  www.twinmining.com